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SECUR ... MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

SEC FILE NUMBER
8-10463

REPORT FOR THE PERIOD BEGINNING ___12/28/2002___ AND ENDING ___12/26/2003___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

HERZOG, HEINE, GEDULD, LLC AND SUBSIDIARIES

OFFICIAL USE ONLY

FIRM ID. NO.

131955436

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four World Financial Center
                    (No. and Street)

NEW YORK   **NEW YORK**   **10281**
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH O. BRADLEY   **(212) 670-2011**
                                                   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                (Name - if individual, state last, first, middle name)

Two World Financial Center   New York   New York   10281-1414
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON
FINANCIAL

SEC MAIL RECEIVED FEB 2 5 2004 WASH. D.C. 181 PROCESSING SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (6-02)

HERZOG, HEINE, GEDULD, LLC AND SUBSIDIARIES

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

(x)   Independent Auditors' Report.

(x)   (a)   Facing Page.

(x)   (b)   Consolidated Balance Sheet.

(x)   (c)   Consolidated Statement of Earnings.

(x)   (d)   Consolidated Statement of Cash Flows.

(x)   (e)   Consolidated Statement of Changes in Member's Equity.

(x)   (f)   Consolidated Statement of Changes in Liabilities Subordinated to
Claims of General Creditors.

(x)   Notes to Consolidated Financial Statements.

(x)   (g)   Computation of Net Capital for Brokers and Dealers Pursuant to
Rule 15c3-1 under the Securities Exchange Act of 1934.

(x)   (h)   Computation for Determination of Reserve Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3 under the
Securities Exchange Act of 1934.

(x)   (i)   Information Relating to the Possession or Control Requirements
for Brokers and Dealers Pursuant to Rule 15c3-3 under the
Securities Exchange Act of 1934.

( )   (j)   A Reconciliation, Including Appropriate Explanations, of the
Computation of Net Capital Pursuant to Rule 15c3-1 and the
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 (not applicable).

( )   (k)   A Reconciliation between the audited and unaudited Statements
of Financial Condition with respect to methods of
consolidation (not applicable).

(x)   (l)   An Oath or Affirmation

( )   (m)   A Copy of the SIPC Supplemental Report (not required)

(x)   (n)   A Report describing any material inadequacies found to exist or
found to have existed since the date of the previous audit
(Supplemental Report on Internal Control).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

We, Michael Lynch and Kenneth O. Bradley, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Herzog, Heine, Geduld, LLC and Subsidiaries for the year ended December 26, 2003, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ 2/2?/04
MICHAEL LYNCH   Date
Managing Director

_____ 2/23/04
KENNETH O. BRADLEY   Date
Vice President and
Chief Financial Officer

Subscribed and sworn to before me
on this 23 day of February 2004

_____
Notary Public

HERZOG, HEINE, GEDULD, LLC AND SUBSIDIARIES
(SEC I.D. NO. 8-10463)

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 26, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.
as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Herzog, Heine, Geduld, LLC and Subsidiaries:

We have audited the accompanying consolidated balance sheet of Herzog, Heine, Geduld, LLC and subsidiaries ("the Company") as of December 26, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of Herzog, Heine, Geduld, LLC and subsidiaries at December 26, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 23, 2004

HERZOG, HEINE, GEDULD, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
DECEMBER 26, 2003
(Dollars in Thousands)

ASSETS

Cash and cash equivalents	$ 166,921
Receivables from affiliated companies	7,905
Interest and other receivables	60
Exchange memberships - at cost	99
Other investments	488
Other assets	500
Total Assets	**$ 175,973**

LIABILITIES AND MEMBER'S EQUITY

Payable to affiliated company	$ 421
Other payables	5,230
	5,651
Subordinated borrowings	140,000
Member's equity	30,322
Total Liabilities and Member's Equity	**$ 175,973**

See Notes to Consolidated Balance Sheet.

HERZOG, HEINE, GEDULD, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 26, 2003
(Dollars in Thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Herzog, Heine, Geduld, LLC and Subsidiaries (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"). The Company is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co."). The Company has ceased all business activities and has wound down its operations. On October 8, 2002, ML&Co. combined the Company's market making activities with its Nasdaq trading unit. ML&Co. intends to transfer all assets and liabilities of the Company to an affiliate on a date to be determined.

Basis of Presentation - The Consolidated Balance Sheet includes the accounts of the Company and its wholly-owned dormant subsidiary, Herzog Commodities, Inc. ("Commodities"), as well as its wholly-owned subsidiaries, Herzog, Heine, Geduld International, Inc. and Herzog, Heine, Geduld Global, Inc., which collectively own Herzog Heine Geduld International Limited ("HHGI"). All material intercompany transactions and accounts have been eliminated. The Consolidated Balance Sheet is presented in accordance with the accounting principles generally accepted in the United States of America.

Use of Estimates - In presenting the Consolidated Balance Sheet, management makes estimates regarding the outcome of litigation, and other matters that affect the reported amounts and disclosure of contingencies in the Consolidated Balance Sheet. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates resulting in a material impact to the Consolidated Balance Sheet. Such changes could occur in the near term.

Cash and Cash Equivalents - The Company records highly liquid securities and interest-bearing deposits with original maturities of three months or less, other than those used for trading purposes, as cash and cash equivalents.

Equipment and Facilities - During 2003 the Company sold all equipment and facilities primarily consisting of technology hardware, furniture and fixtures, office equipment, and leasehold improvements to an affiliate.

Depreciation and amortization was computed using the straight-line method. Equipment was depreciated over its estimated useful life, while leasehold improvements were amortized over the lesser of the improvement's estimated economic useful life or the term of the lease. Maintenance and repair costs were expensed as incurred.

Income Taxes - As a limited liability Company, the Company is not a separate taxable entity from ML&Co. Accordingly, ML&Co. does not allocate any income taxes to the Company.

2. RELATED PARTY TRANSACTIONS

The Company has transactions with ML&Co. and other companies affiliated by common ownership. Assets and liabilities include the following items:

Assets-
Receivables from affiliates	$ 7,905

Liabilities:
Payable to affiliated company	421
Subordinated borrowings	140,000

Receivables from affiliated companies represent the sale of its investment in Venturion Private Investors at cost and the sale of exchange memberships. Payable to affiliated company is with ML&Co. and arises in the normal course of business.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all financial instruments are carried at fair value or at amounts which approximate fair value.

Assets carried at amounts which approximate fair value consist predominantly of short-term financial instruments, which include cash and cash equivalents, and other assets. Similarly, balances relating to affiliated companies, other payables and subordinated borrowings are carried at amounts which approximate fair value.

4. OTHER INVESTMENTS

The Company has an equity interest in a partnership. The cost method is used to account for investments where the Company has no material influence over the investee's operational and financial policies. In the opinion of management, the amount reflects the fair value of the investment.

5. SUBORDINATED BORROWINGS

At December 26, 2003, the Company's subordinated borrowings with ML&Co. were as follows:

	Maturity	Amount Outstanding	Amount Available
Revolving Subordinated Loan	31-Aug-04	$ 140,000	$ 300,000

These borrowings have been approved by the NASD for regulatory capital purposes in computing the Company's net capital pursuant to the SEC's net capital rule. The maturity date on the Revolving Subordinated Loan with ML&Co. is automatically extended to August 31 of the following year, unless on or before the day twelve months preceding the maturity date then in effect, written

notification is given in accordance with the terms of the Revolving Subordinated Loan and Cash Subordination Agreement dated August 31, 2000, that the maturity date shall not be extended. The Revolving Subordinated Loan with ML&Co. bears interest based on ML&Co.'s average cost of funds at 1-month LIBOR plus 75 basis points.

6. COMMITMENTS AND CONTINGENCIES

Litigation - The Company has been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation arising in connection with its activities as a global diversified financial services institution. The general decline of securities prices that began in 2000 has resulted in increased legal actions against many firms, including the Company and may result in higher professional fees and litigation expenses.

Some of the legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers who would otherwise be the primary defendants in such cases are bankrupt or otherwise in financial distress. The Company is also involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies. The number of these investigations has also increased in recent years with regard to many firms, including the Company.

Some of these legal actions, investigations and proceedings may result in adverse judgments, penalties, injunctions or fines. The Company believes it has strong defenses to, and where appropriate, will vigorously contest, any of these actions. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company often cannot predict what the eventual loss or range of loss related to such matters will be. The Company believes, based on information available, that the resolution of these actions will not have a material adverse effect on the financial condition of the Company as set forth in the Consolidated Balance Sheet, but may have an adverse impact on ML&Co.'s credit ratings. (Also see Note 8 below.)

7. EMPLOYEE BENEFIT PLANS

The Company provides retirement benefits to its employees under defined contribution plans and a group annuity contract sponsored by ML&Co. ML&Co. reserves the right to amend or terminate these plans at any time. The defined contribution plans consist of the Retirement Accumulation Plan and the 401(k) Savings and Investment Plan. These plans cover substantially all U.S. employees who have met service requirements. ML&Co. has purchased a group annuity contract which guarantees the payment of benefits vested under a U.S. defined benefit plan that was terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974.

8. EMPLOYEE STOCK OWNERSHIP PLAN

In January 2001, pursuant to a ML&Co. Executive Committee resolution, it was decided to merge the Herzog, Heine, Geduld, Inc. Employee Stocks Ownership Plan ("ESOP") with and into the Merrill Lynch & Co., Inc. Employee Stock Ownership Plan ("ML ESOP") and that all amounts held in the trust established under the plan were transferred to the trust established under the ML ESOP on July 17, 2001.

In August of 2002, 95,536 shares of ML&Co. and $124 was released to the ESOP by the Escrow Agent.

In April 2001, two participants in the ESOP filed a complaint in the United States District Court, District of New Jersey, against the Company, the individual members of the ESOP's Committee and the ESOP's Administrative Committee, the Trustee of the ESOP, ML&Co. and other affiliates and the ML ESOP claiming breach of fiduciary duty, violation of the Employee Retirement Income Security Act of 1974 ("ERISA") and violation of the Securities Exchange Act of 1934. The compliant arises from decisions made concerning the ESOP in connection with the Company's acquisition by ML&Co. and seeks substantial damages from the defendants. The claims against ML&Co. and various members of the ESOP committees have been dismissed, but the ERISA claims are proceeding against the Trustee of the ESOP, the Company, various individuals formerly affiliated with the Company, and the ML ESOP. Although the results of the legal action cannot be predicted with certainty, the resolution of these actions could have a material adverse effect on the Consolidated Balance Sheet of the Company.

9.   REGULATORY REQUIREMENTS

As a registered broker and dealer and member of the NASD, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by the rule, the minimum net capital, as defined, is the greater of $250 or 2% of aggregate debit items, as defined, arising from customer transactions. At December 26, 2003, the Company's regulatory net capital was $155,706 which was $155,456 in excess of the minimum requirement of $250.

* * * * * *



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2004

Herzog, Heine, Geduld, LLC and Subsidiaries
525 Washington Blvd.
Jersey City, New Jersey 07310

In planning and performing our audit of the consolidated financial statements of Herzog, Heine, Geduld, LLC and Subsidiaries (the "Company") for the year ended December 26, 2003 (on which we issued our report dated February 23, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the Consolidated Financial Statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that

Member of
Deloitte Touche Tohmatsu

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the Consolidated Financial Statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 26, 2003 to meet the Commission's objectives.

This report is intended solely for information and the use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP